FOR ADDITIONAL
INFORMATION CONTACT:                           Robert L. Kassel, President
                                               U.S. Home & Garden Inc.
                                              (415) 616-8111

U.S. HOME & GARDEN INC. ANNNOUNCES TENDER OFFER FOR UP TO 700,000 OF THE 9.4% CUMULATIVE TRUST PREFERRED SECURITIES OF U.S. HOME & GARDEN TRUST I

     San Francisco, California (December 13, 1999)... U.S. Home & Garden Inc. (NASDAQ: USHG) today announced that it will launch a tender offer on or before December 15, 1999 for up to 700,000 of the outstanding 9.4% Cumulative Trust Preferred I Securities of U.S. Home & Garden Trust I (AMEX: UHG.Pr.A), a wholly owned subsidiary of the Company, at a purchase price of $15.00 per Trust Preferred Security in cash. The offer represents a 23.7% premium over the closing price of $12.125 per security for the Trust Preferred Securities on December 10, 1999. There are currently 2,530,000 Trust Preferred Securities outstanding.

     The terms of the tender offer will be described more fully in the offering materials to be distributed to holders of the Trust Preferred Securities. If more than 700,000 Trust Preferred Securities are tendered and the Company does not elect to acquire any additional securities, there will be a proration. The tender offer will not be contingent upon any minimum number of Trust Preferred Securities being tendered.

The Company intends to finance the tender offer with available funds from its existing lines of credit.

     The tender offer is scheduled to expire on 5:00 p.m. New York City Time on January 14, 2000.

     U.S. Home & Garden Inc. is a leading manufacturer and marketer of a broad range of consumer lawn and garden products including weed preventive landscape fabrics, weed trimmer replacement heads, fertilizer spikes, decorative landscape edging, shade cloth and root feeders which are sold under various recognized brand names including Weedblock(R), Jobe's(R), Weed Wizard(TM), Emerald Edge(R), Shade Fabric(TM), Ross(R), and Tensar(R). The Company markets its products through most large national home improvement and mass merchant retailers. The Company's Internet subsidiary, E*Garden (www.egarden.com), is an electronic marketplace and portal for the lawn and garden industry.